Exhibit 99.1

Nano Dimension Announces Strong Preliminary Q3/2023 Results

Vast Majority of the Growth is Organic

$12.2 Million Revenue for the Quarter
22% Increase Over Q3/2022

$41.9 Million Revenue for the First 9 Months of 2023
33% Increase Over the Same Period in 2022

2022-2023 Revenue Success Will Enable the Management to Assign 2024 as the Year of “Profitability Focus”

The Company Also Shares an Update Regarding Lost Inventory Due to Attack in Israel, But No Material Impact to Business Expected

Waltham, Massachusetts, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal and ceramic Additive Manufacturing (“AM”) 3D printers, today announced its financial results, on a preliminary basis, for the third quarter and nine months ended September 30th, 2023.

Nano Dimension reported unaudited approximated consolidated revenues of $12.2 million for Q3/2023, a 22% increase over Q3/2022, and $41.9 million for the first nine months of 2023, a 33% increase over the same period in 2022.

Yoav Stern, Chief Executive Officer of Nano Dimension, commented: “The synergies that we insisted on analyzing and implementing when we performed acquisitions are leading our revenue growth of 33% for the first nine months of 2023 compared to the same period in 2022. Importantly, most of it is from organic revenue growth. Our competitors inform the public about a challenging macro environment, and while we share their opinions, we are proud that our better and leading organic growth performance is a testament to the strength of our strategy, operational expertise, and team. We closed some iconic new sales to industry leading customers in the quarter. Given our pipeline, we look forward to closing even more strategic new relationships, and ultimately hoping finishing 2023 as the best year and organic growth we have ever done.”

The information contained in this release reflects preliminary estimates with respect to certain financial results of Nano Dimension for the third quarter and nine months ended September 30th, 2023, based on currently available information. The final third quarter and nine months results may vary from the preliminary estimates.

In addition to the aforementioned results, Nano Dimension would like to share that inventory in one of its storage facilities was damaged in the Hamas attacks on Israel on October 7th, 2023. The Company does not expect this to impact its supply chain and especially its ability to meet existing promises to customers. There should be immaterial to no financial impact due to the Company’s insurance coverage.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its preliminary unaudited financial results for the third quarter ended September 30, 2023, assigning 2024 as year of profitability focus, the Company’s pipeline and growth,its expected new relationships and results for 2023 and the impact of the damage caused to the Company’s inventory in Israel due to Hamas attack. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com